January 8, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

John Reynolds

Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                             Molson Coors Brewing Company

Preliminary Information Statement on Schedule 14C

Filed December 11, 2015

Response dated December 28, 2015

File No. 001-14829

Dear Mr. Reynolds:

On behalf of our client, Molson Coors Brewing Company (the “Company”), we submit this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 5, 2016 relating to the above-referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”).  For convenience, the Staff’s comment is set forth herein, followed by our response.

General

1.              We note your response letter dated December 28, 2015 and your belief that Note A is inapplicable to the MillerCoors Transaction because you will not issue Class B common stock to the seller in that acquisition, but will instead fund part of the cash consideration using the proceeds of sales of Class B common stock to third parties. As an initial matter, please advise us of the amount and percentage of the cash consideration intended to be funded by sales of Class B common stock to third parties, as well as the nature and number of intended purchasers. Please also provide further analysis of why you believe that the issuance of Class B common stock does not “involve” the MillerCoors Transaction, when the proceeds from the issuance will form part of the consideration in that acquisition. We note in this regard that the acquisition is a “matter with respect to which information is called for by other items” of Schedule 14C, namely, Item 1 of Schedule 14C, which calls for the information required by Item 14 of Schedule 14A for an acquisition described in Item 14(a)(2) of Schedule 14A. Also advise us if and when you plan to file financial statements on Form 8-K for the acquisition.

Response:  As previously disclosed, the purchase price for the Company to acquire all of SABMiller plc’s (“SABMiller”) interest in MillerCoors LLC (“MillerCoors”) and the assets of the international Miller brand portfolio (together, the “MillerCoors Transaction”) is $12.0 billion in cash, subject to downward adjustment as described in the purchase agreement for the MillerCoors Transaction.  The MillerCoors Transaction is contingent upon the closing of the acquisition of SABMiller by Anheuser-Busch InBev SA/NV (“ABI”) that was announced on November 11, 2015.  The total purchase price for the MillerCoors Transaction will be paid by the Company to ABI in cash upon the closing of  the MillerCoors Transaction.

The Company already has in place committed debt financing in the aggregate amount of $12.3 billion to cover the full purchase price and anticipated expenses related to the MillerCoors Transaction. The committed financing consists of a $9.3 billion bridge loan and a $3 million term loan. The terms of the definitive bridge and term loans are more fully described in the Current Report on Form 8-K filed by the Company with the Commission on December 17, 2015. The Company may also use cash on hand and future cash flows to fund the MillerCoors Transaction and has the ability to draw less than the full $9.3 billion under the bridge loan. Therefore, the Company has all necessary financing in place to fully fund the purchase price and anticipated expenses of the MillerCoors Transaction. No additional funding is required in connection with the MillerCoors Transaction.

The Company is considering the potential offering of Class B common stock that is subject to the Information Statement in order to add flexibility to its financing mix by reducing the amount of and reliance on debt financing. The Company currently intends to issue and sell up to $2.5 billion of its Class B common stock in an underwritten public offering. The issuance of such Class B common stock will be registered under a Registration Statement on Form S-3 to be filed with the Commission (the “Registration Statement”). The offering is expected to be broadly marketed by the underwriters to both institutional and retail investors. The expected net proceeds from such offering would represent approximately 20% of the anticipated purchase price of the MillerCoors Transaction.

As noted, however, the proceeds from such offering of Class B common stock is not necessary or required for the Company to fund the consideration for the MillerCoors Transaction. Conducting the offering would be a voluntary action by the Company and will not be contingent on the closing of the MillerCoors Transaction, nor is the MillerCoors Transaction contingent on the consummation of the contemplated offering of Class B common stock.  Further, any net proceeds from the proposed offering will not be held in escrow or otherwise restricted or limited to pay a portion of the cash consideration of the MillerCoors Transaction.  Additionally, if the MillerCoors Transaction does not close for any reason, the Company will have broad discretion on the use of proceeds from the proposed issuance of the Company’s Class B common stock for general corporate purposes of the Company.

The Company informs us that it currently intends to file the required historical and pro forma financial statements relating to MillerCoors immediately prior to the filing of the Registration Statement, or if the Company does not register the issuance of its securities prior to the closing of the MillerCoors Transaction, after the closing of the MillerCoors Transaction within the time period required by Form 8-K.

For all the reasons noted above, we believe and assert that the matter to be acted upon in the Information Statement does not “involve” the MillerCoors Transaction as contemplated in Note A to Schedule 14A.

* * * *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 291-2362. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ Jason Day
Jason Day

cc:        Lee Reichert, Deputy General Counsel (Molson Coors Brewing Company)